UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-12933

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LAM RESEARCH CORPORATION

4650 Cushing Parkway

Fremont, California 94538

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

Savings Plus Plan,

Lam Research 401(k)

We have audited the financial statements of the Savings Plus Plan, Lam Research 401(k) (the Plan) as of December 31, 2009 and 2008, and for the year ended December 31, 2009, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS

Accountancy Corporation

Campbell, California

June 23, 2010

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2009	December 31, 2008
Assets:
Investments, at fair value	$240,319,056	$177,547,703
Participant loans	3,876,701	3,213,790

Assets held for investment purposes	244,195,757	180,761,493
Employer contribution receivable	305,275	275,985
Employee contribution receivable	412,533	—
Dividend receivable	—	56,273

Total assets	244,913,565	181,093,751
Liabilities:
Other liabilities	38,781	3,041

Net assets available for benefits, at fair value	244,874,784	181,090,710
Adjustment from fair value to contract value for a fully benefit responsive pooled separate account	(855,340)	3,188,382

Net assets available for benefits	$244,019,444	$184,279,092

See notes to financial statements.

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2009

Additions to net assets attributed to:
Investment income:
Dividends and interest	$5,376,219
Net realized and unrealized gains in fair value of investments	44,454,809

49,831,028

Contributions:
Participants’	15,820,253
Employer’s	4,405,421

20,225,674

Total additions	70,056,702

Deductions from net assets attributed to:
Withdrawals and distributions	(19,292,997)
Administrative expenses	(29,880)

Total deductions	(19,322,877)

Transfers:
Transfers from plans of previously acquired companies (Note 7)	9,006,527

Net increase in net assets	59,740,352
Net assets available for benefits:
Beginning of year	184,279,092

End of year	$244,019,444

See notes to financial statements.

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General — The following description of the Savings Plus Plan, Lam Research 401(k) (the Plan) provides only general information about the Plan in the form existing on December 31, 2009. Readers should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established July 1, 1985 by Lam Research Corporation (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan is designed to be qualified under the applicable requirements of the Internal Revenue Code, as amended, and the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Administration — The Company and the Plan Committee (the Committee) manage the operation and administration of the Plan. A third-party administrator processes and maintains the records of participant data. Effective March 2, 2009 and as of December 31, 2009, Fidelity Management Trust Company (Fidelity) acted as the trustee and custodian. Prior to March 2, 2009, MG Trust Company, L.L.C (MG Trust) acted as the trustee and custodian. Substantially all expenses incurred for administering the Plan are paid by the Plan, unless paid by the Company.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting — The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment valuation and income recognition — As of December 31, 2009, investments of the Plan were held by Fidelity and were invested based solely upon instructions received from participants.

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought or sold as well as held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement for that portion of the net assets available for benefits of a defined contribution plan that is attributable to fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan has the Metlife Stable Value Blended Fund, a fully-benefit responsive pooled separate account, as an investment.

The statement of net assets available for benefits presents the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Cash and cash equivalents — All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents. These investments are usually held for a short period of time, pending long-term investment.

Income taxes — As of December 31, 2009, the Plan document was in the form of a Fidelity prototype plan document that had received a favorable opinion letter from the Internal Revenue Service. The Plan is operated in accordance with, and is intended to qualify under, the applicable requirements of the Internal Revenue Code and related state statutes. The trust, which forms a part of the Plan, is intended to be exempt from federal income and state income and franchise taxes.

Risks and uncertainties — The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, Company common stock is included as an investment option under the Plan. The percentage of an individual participant’s contributions in Company common stock may not exceed 25%. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2009 AND 2008

NOTE 2 — RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Participants may elect to invest portions of their accounts in the common stock of the Company. The aggregate investment in Company common stock at December 31, 2009 and 2008 was as follows:

	2009	2008
Number of shares	313,328	318,623
Fair value	$12,285,591	$6,780,297

Certain Plan investments are managed by Fidelity or were previously managed by MG Trust, the current and former, trustee and custodian of the Plan, respectively. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE 3 — PARTICIPATION AND BENEFITS

Participant contributions — As of December 31, 2009, participants could elect to contribute from 1% to 75% of their Compensation, as defined by the Plan, per payroll period, not to exceed the amount allowable under the Internal Revenue Code. Participants who elected to contribute a portion of their Compensation to the Plan agreed to accept an equivalent reduction in taxable compensation. Effective March 2, 2009, new hires that did not make an affirmative election otherwise were automatically enrolled in the Plan at a 3% of Compensation deferral rate. Also effective March 2, 2009, participants were permitted to designate their contributions as Roth contributions subject to current taxation as wages but which, together with earnings, would be nontaxable when distributed from the Plan. Contributions withheld are invested in accordance with the participants’ directions.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans (including, as of March 2, 2009, rollover contributions of Roth contributions). Such contributions are deposited in the appropriate investment funds in accordance with the participants’ directions and the Plan’s provisions.

Employer contributions — The Company may make matching contributions as defined in the Plan and as approved by the Board of Directors. In 2009, the Company matched 50% of each eligible participant’s salary deferral contribution (excluding catch-up contributions) up to a maximum of the first 6% of the participant’s eligible compensation, on a per-payroll-period basis. If a participant who is an active employee at the end of the year made the maximum contribution allowed by law ($16,500 during 2009) but, due to the timing of the participant’s contributions, did not receive the full 50% Company match, the Company provided a year end “true up” contribution to provide such participants with the 50% that they would have received had the timing of their contributions not limited the Company match. The Plan also permits an additional discretionary matching contribution to be made subject to the requirement that the participant be employed on the last day of the Plan year. The Plan also allows for a discretionary profit sharing contribution. No additional discretionary matching contributions or discretionary profit sharing contributions were made for the year ended December 31, 2009.

Vesting — Participants are immediately vested in their entire account, including employer matching and discretionary profit sharing contributions (if any). SEZ America, Inc. 401(k) Plan employer match and discretionary profit sharing contributions made prior to the merger of the SEZ plan with the Company’s Plan vest over four years. Non-elective employer contributions made to participants in the Bullen Semiconductor Corporation Profit Sharing Plan vest on a six year graded schedule. For further details regarding the plan mergers refer to Note 7.

Participant accounts — Each participant’s account is credited with the participant’s contributions, Plan earnings or losses in funds selected by the participant, and an allocation of the Company’s contribution, if any. Allocation of the Company’s contribution is based on participant contributions and / or compensation, as defined in the Plan.

Payment of benefits — Upon termination, each participant (or beneficiary) may elect to leave his or her account balance in the Plan until age 70 1 / 2 or receive his or her total benefits in a lump sum amount equal to the value of the participant’s account or in installments over a period of years. The Plan requires lump sum distribution of participant account balances that do not exceed $1,000.

Loans to participants — The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant’s balance reduced by certain balances of outstanding or defaulted loans. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence, in which case the maximum repayment period is 15 years. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2009 carry interest rates ranging from 3.25% to 10.5%.

NOTE 4 — FAIR VALUE MEASUREMENTS

The Plan’s investments are stated at their fair values with the exception of the Metlife Stable Value Blended Fund (a pooled separate account), which is stated at fair value with the related adjustment amount to contract value disclosed in the statements of net assets available for benefits at December 31, 2009 and 2008. The statement of changes in net assets available for benefits is prepared on a contract value basis.

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2009 AND 2008

Pursuant to the accounting guidance for fair value measurement and its subsequent updates, the Plan defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The Financial Accounting Standards Board (FASB) has established a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The FASB established three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2009 and 2008 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Small cap equity funds	$2,507,875	$—	$—	$2,507,875
Mid cap equity funds	40,448,638	—	—	40,448,638
Large cap equity funds	76,016,276	—	—	76,016,276
Target date retirement funds	22,044,024	—	—	22,044,024
International equity funds	21,810,017	—	—	21,810,017
Intermediate-term bond	9,654,543	—	—	9,654,543
Pooled separate account	—	51,530,705	—	51,530,705
Company stock	12,285,591	—	—	12,285,591
Brokerage account	825,971	—	—	825,971
Money market	3,195,416	—	—	3,195,416
Participant loans	—	—	3,876,701	3,876,701

	$188,788,351	$51,530,705	$3,876,701	$244,195,757

	Fair Value Measurements Using Input Type as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds:
Mid cap equity funds	$30,425,484	$—	$—	$30,425,484
Large cap equity funds	64,754,152	—	—	64,754,152
International equity funds	16,218,916	—	—	16,218,916
Intermediate-term bond	4,964,837	—	—	4,964,837
Pooled separate account	—	41,883,238	—	41,883,238
Company stock	6,780,297	—	—	6,780,297
Money market	12,520,779	—	—	12,520,779
Participant loans	—	—	3,213,790	3,213,790

	$135,664,465	$41,883,238	$3,213,790	$180,761,493

The following is a description of the valuation methodologies used for assets measured at fair value:

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2009 AND 2008

Mutual funds, money market funds and the pooled separate account: Valued at the net asset value (NAV) of shares held by the Plan at year end. It is not probable that the mutual funds, money market funds or the pooled separate account will be sold at amounts that differ materially from the NAV of shares held.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

Level 3 Assets
Participant Loans
Balance as of January 1, 2009	$3,213,790
Issuances, repayments and settlements, net	662,911

Balance as of December 31, 2009	$3,876,701

NOTE 5 — INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2009	2008
MetLife Stable Value Blended Fund	$51,530,705	$41,883,238
American Funds EuroPacific Growth Fund Class R5	21,810,017	—
American Funds The Growth Fund of America Class R5	26,258,853	12,893,109
JP Morgan Mid-Cap Growth Sel CL	18,702,235	—
MFS Value Fund Class I	26,090,715	22,436,007
Vanguard Extended Market Index Fund Institutional Shares	13,966,135	—
Vanguard Institutional Index Fund	23,666,708	18,575,348
Lam Research Corporation Unitized Stock Fund	12,285,591	6,780,297
Dodge and Cox International Stock Fund	—	16,218,916
Fidelity Advisor Value Strategies I	—	10,079,968
Franklin Small-Mid Cap Growth Adv	—	13,178,534
Lam Research Balanced Managed Account	—	12,034,124	*
Other Funds individually less than 5% of net assets	49,884,798	26,681,952

Assets held for investment purposes	244,195,757	180,761,493

*	The Lam Research Balanced Managed Account (Renaissance Investment Management, Inc. Balanced Investment Option Fund) was a unitized fund that consisted of a number of investments managed by the investment manager specifically for the Plan as of December 31, 2008. As of December 31, 2008 the entire balance in this fund consisted of amounts in money market funds.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows during the year ended December 31, 2009:

Mutual funds	$38,737,256
Common stock	5,717,553

$44,454,809

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2009 AND 2008

NOTE 6 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements	$244,019,444	$184,279,092
Adjustment from contract value to fair value for fully benefit-responsive pooled separate account	855,340	(3,188,382)

Net assets available for benefits per the Form 5500	$244,874,784	$181,090,710

The following is a reconciliation of the affected components of the changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2009:

Increase in net assets available for benefits per the financial statements	$59,740,352
Adjustment to reverse fair value adjustment for fully benefit-responsive pooled separate account related to prior year	3,188,382
Adjustment from contract value to fair value for fully benefit-responsive pooled separate account	855,340

Increase in net assets available for benefits per form 5500	$63,784,074

NOTE 7 — PLAN TRANSFERS

In 2008 Lam acquired SEZ Holding AG (SEZ). Effective March 2, 2009 the SEZ America, Inc. 401(k) Plan was merged with the Plan. Employees of SEZ became eligible to participate in the Plan as of September 2008. As a result, $1,398,621 was transferred from the SEZ America 401(k) Plan to the Plan.

In 2006 Lam acquired Bullen Ultrasonics, Inc. (Bullen). Effective August 13, 2009 the Bullen Semiconductor Profit Sharing Plan was merged with the Plan and Bullen employees became eligible to participate in the Plan. As a result, $7,607,906 was transferred from the Bullen Semiconductor Profit Sharing Plan to the Plan.

NOTE 8 — PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors (or other authorized party) and subject to the provisions of ERISA.

SUPPLEMENTAL SCHEDULE

SAVINGS PLUS PLAN,	EIN: 94-2634797
LAM RESEARCH 401(k)	PLAN #001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2009

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
	MetLife Stable Value Blended Fund	Fixed Income Fund (Pooled Separate Account)	$51,530,705
	Allianz NFJ Small-Cap Value Instl CL	Mutual Fund	2,097,475
	American Funds EuroPacific Growth Fund Class R5	Mutual Fund	21,810,017
	American Funds The Growth Fund of America Class R5	Mutual Fund	26,258,853
	JP Morgan Mid-Cap Growth Sel CL	Mutual Fund	18,702,235
	MFS Value Fund Class I Shares	Mutual Fund	26,090,715
	Perkins Mid Cap Value CL T	Mutual Fund	7,780,268
	PIMCO Total Return Inst CL	Mutual Fund	9,654,543
	Sentinel Small Company CL I	Mutual Fund	410,400
	Vanguard Extended Market Index Fund Institutional Shares	Mutual Fund	13,966,135
	Vanguard Institutional Index Fund Institutional Shares	Mutual Fund	23,666,708
	Vanguard Target Ret 2005 Inv CL	Mutual Fund	90,646
	Vanguard Target Ret 2010 Inv CL	Mutual Fund	95,955
	Vanguard Target Ret 2015 Inv CL	Mutual Fund	5,140,166
	Vanguard Target Ret 2020 Inv CL	Mutual Fund	10,827,057
	Vanguard Target Ret 2025 Inv CL	Mutual Fund	1,513,093
	Vanguard Target Ret 2030 Inv CL	Mutual Fund	1,333,334
	Vanguard Target Ret 2035 Inv CL	Mutual Fund	1,401,872
	Vanguard Target Ret 2040 Inv CL	Mutual Fund	1,184,836
	Vanguard Target Ret 2045 Inv CL	Mutual Fund	205,608
	Vanguard Target Ret 2050 Inv CL	Mutual Fund	193,316
	Vanguard Target Ret Inc Inv CL	Mutual Fund	58,141
*	Lam Research Corporation Unitized Stock Fund	Company Stock	12,285,591
**	Brokeragelink	Brokerage Account	825,971
*	Cash and cash equivalents	Money Market	3,195,416
*	Participant loans	Interest rates ranging from 3.25% to 10.5%	3,876,701

			244,195,757

*	Party-in-interest
**	Includes party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLUS PLAN, LAM RESEARCH 401(k)

Date: June 23, 2010	By:	/s/ ROCH LEBLANC
Roch Leblanc
		Title:	Chairman, Savings Plus Plan, Lam Research 401(k) Committee Lam Research Corporation

On behalf of the administrator of the Savings Plus Plan, Lam Research 401(k)

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Mohler, Nixon & Williams, Accountancy Corporation, Independent Registered Public Accounting Firm